Filed by Telecom Argentina S.A. pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Nortel Inversora S.A.
Filer’s Commission File Number:  001-13464
Subject Company’s Commission File Number:  001-14270
Date: May 16, 2017

Communication Regarding the Reorganization

This communication contains the unaudited financial statements as of March 31, 2017 of Telecom Argentina S.A. (“Telecom”) and Nortel Inversora S.A. described in the table of contents below.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any Reorganization materials that Telecom will file with the U.S. Securities and Exchange Commission (“SEC”). Telecom has filed a registration statement on Form F-4 (and may later file amendments thereto) with the SEC with respect to the Reorganization. Telecom may also file other documents with the SEC regarding the Reorganization. THE PROSPECTUS THAT WILL BE FILED WITH THE REGISTRATION STATEMENT ON FORM F-4 WILL CONTAIN IMPORTANT INFORMATION. TELECOM AND NORTEL SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF TELECOM AND NORTEL SECURITIES SHOULD CONSIDER. The prospectus and certain other Reorganization documents will be made available to all holders of Telecom and Nortel shares at no expense to them. The Reorganization materials will be made available for free at the SEC’s website at www.sec.gov.

In addition to the prospectus, Telecom and Nortel file annual and current reports and other information with the SEC. You may read and copy any reports or other information filed by Telecom and Nortel at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Telecom’s and Nortel’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. Additional copies may be obtained for free by contacting Telecom at Alicia Moreau de Justo 50, City of Buenos Aires, Argentina (C1107AAB), Attention: Solange Barthe Dennin, telephone + (54-11) 4968-3628 and Nortel at Alicia Moreau de Justo 50, City of Buenos Aires, Argentina (C1107AAB), Attention: Maria Blanco Salgado, telephone + (5411) 4968-3631.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on Telecom’s and Nortel’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” and similar expressions are intended to identify forward-looking statements. Statements regarding the Nortel’s and Telecom’s future performance, revenues, income, earnings per shares, dividends, liquidity and capital structure and the synergies expected from the Reorganization are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Forward-looking statements speak only as of the date they are made. Undue reliance should not be placed on such statements. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

TELECOM ARGENTINA S.A.

TABLE OF CONTENTS

Exhibit
1.

Nortel Inversora S.A.—Unaudited Condensed Consolidated Financial Statements, as of March 31, 2017 (previously furnished on Form 6-K (File No. 001-14270) on May 16, 2016 and incorporated by reference herein).

2.

Telecom Argentina S.A.—Unaudited Condensed Consolidated Financial Statements, as of March 31, 2017 (previously furnished on Form 6-K (File No. 001-13464) on May 16, 2016 and incorporated by reference herein).